Exhibit 99.1

Ninetowns Schedules Fourth Quarter 2006 Results Conference Call

Friday March 16, 8:55 am ET

BEIJING, March 16 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News) announced today that it will hold a conference call with investors and analysts on March 23, 2007 at 7:00 a.m. in Beijing to discuss the Company's fourth quarter 2006 results. This will be 7:00 p.m. on March 22, 2007 in New York.

The news release announcing the fourth quarter 2006 results will be disseminated after the Nasdaq stock market closes on March 22, 2007 in New York.

The dial-in number for the live audio call beginning at 7:00 a.m. Beijing time on March 23, 2007 (7:00 p.m. in New York on March 22, 2007) is +1-617- 614-3452, and the passcode is 76110817. A live webcast of the conference call will be available on Ninetowns' website at http://www.ninetowns.com/english .

A replay of the call will be available from 9:00 a.m. Beijing time on March 23, 2007 (9:00 p.m. in New York on March 22, 2007) through 9:00 a.m. on March 30, 2007 in Beijing (9:00 p.m. in New York on March 29, 2007) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/english . The passcode to access the call replay is 56862780.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit http://www.ninetowns.com/english .

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Ms. Xiaoyan Su or Ms. Lisa Zheng
Investor Relations
Ninetowns Internet Technology Group Company Limited
Tel:	+86-10-6588-2256
Email: ir@ninetowns.com
Web:	http://www.ninetowns.com/english

Source: Ninetowns Internet Technology Group Company Limited